FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated July 29, 2013 of Diana Containerships Inc. (the "Company") announcing the financial results for the second quarter and six months ended June 30, 2013, and declaring a cash dividend of $0.15 per share for the second quarter.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-179636) filed with the U.S. Securities and Exchange Commission with an effective date of March 21, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: July 29, 2013	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

EXHIBIT 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-216-600-2400
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com

For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2013

DECLARES CASH DIVIDEND OF $0.15 PER SHARE
FOR THE SECOND QUARTER

ATHENS, GREECE, July 29, 2013 – Diana Containerships Inc. (NASDAQ: DCIX), a global shipping company specializing in owning and operating containerships, today reported a net loss of $5.0 million for the second quarter of 2013, compared to net income of $2.2 million for the respective period of 2012. The loss for the second quarter was mainly the result of $4.3 million of direct sale and other charges associated with the disposal of the vessels Madrid, Malacca and Merlion, without which the result for the second quarter of 2013 would have been a loss of $0.7 million, while the loss per share, basic and diluted, would have been $(0.02) for that quarter.

Time charter revenues were $12.2 million for the second quarter of 2013, compared to $14.9 million for the same period of 2012, mainly due to the decrease of the average time charter rates achieved in 2013 compared to 2012 and the disposal of the vessels Madrid, Malacca and Merlion in the second quarter of 2013, which was partly offset by the contribution of revenues of the vessels Apl Garnet, delivered in November 2012, and Hanjin Malta, delivered in March 2013.

Net loss to Diana Containerships Inc. for the six months ended June 30, 2013 amounted to $36.8 million, compared to net income of $4.1 million for the same period of 2012. Time charter revenues were $27.4 for the six months ended June 30, 2013, essentially unchanged from the revenues of the respective period in 2012.

Dividend Declaration

The Company has declared a cash dividend on its common stock of $0.15 per share with respect to the second quarter of 2013. The cash dividend will be payable on or around September 3, 2013 to all shareholders of record as at August 14, 2013. The Company has 33,757,688 shares of common stock outstanding.

Fleet Employment Profile (As of July 29, 2013)
Currently Diana Containerships Inc.'s fleet is employed as follows:

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
BUILT TEU
Container Vessels
SAGITTA	A	$22,000	1.25%	A.P. Moller - Maersk A/S	15-May-11	15-Mar-13
		$7,250			15-Mar-13	15-Oct-13 - 15-Feb-14
2010 3,426
CENTAURUS	A	$7,500	3.50%	CMA CGM S.A.	13-Aug-12	13-Feb-14 - 13-Jun-14	1
2010 3,426
MALACCA	B	$21,450	1.25%	A.P. Moller - Maersk A/S	24-Jun-11	9-May-13	2
(ex Maersk Malacca)
1990 4,714
MERLION	B	$21,450	1.25%	A.P. Moller - Maersk A/S	19-Jun-11	14-May-13	3
(ex Maersk Merlion)
1990 4,714
MADRID		$21,450	1.25%	A.P. Moller - Maersk A/S	15-Jun-11	29-Apr-13	4,5
(ex Maersk Madrid)
1989 4,206
CAP DOMINGO	C	$22,750	0%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-12	6-Feb-13	6,7
(ex Cap San Marco)		$22,850			6-Feb-13	6-Feb-14
2001 3,739		$23,250			6-Feb-14	23-Dec-14 - 23-Mar-15
CAP DOUKATO	C	$22,750	0%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-12	6-Feb-13	6,7
(ex Cap San Raphael)		$22,850			6-Feb-13	6-Feb-14
2002 3,739		$23,250			6-Feb-14	23-Dec-14 - 23-Mar-15
APL SARDONYX	D	$24,750	1.00%	APL (Bermuda) Ltd.	17-Feb-12	3-Jan-14 - 3-Apr-14	7,8,9
1995 4,729
APL GARNET	D	$27,000	0%	NOL Liner (Pte) Ltd.	19-Nov-12	20-Aug-15 - 19-Oct-15	7
1995 4,729
APL SPINEL	D	$24,750	1.00%	APL (Bermuda) Ltd.	1-Mar-12	15-Jan-14 - 15-Apr-14	7,8,9
1996 4,729
HANJIN MALTA		$25,550	US$150 per day	Hanjin Shipping Co. Ltd.	15-Mar-13	30-Mar-16 - 15-May-16	7
1993 4,024
* Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
** Total commission paid to third parties.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1 On June 7, 2013, the Company agreed to extend as from August 13, 2013 the initially signed charter party with CMA CGM S.A., dated August 2, 2012 for a period of minimum 6 months to maximum 10 months.

2 Vessel sold and delivered to its new owners on June 11, 2013.
3 Vessel sold and delivered to its new owners on June 07, 2013.
4 Vessel sold and delivered to its new owners on May 10, 2013.
5 A.P. Moller - Maersk A/S has agreed to compensate the owners for the early redelivery of the vessel by paying US$210,000.
6 For financial reporting purposes, we recognize revenue from time charters that have varying rates on a straight-line basis equal to the average revenue during the term of that time charter. We calculate quarterly dividends based on the available cash from operations during the relevant quarter.

7 For financial reporting purposes, revenues derived from the time charter agreement will be netted off during the term of the time charter with an amortization charge of the asset that was recognized at the delivery of the vessel, being the difference of the present value of the contractual cash flows to the fair value. However, we calculate quarterly dividends based on the available cash from operations during the relevant quarter.

8 The charterer has the option to employ the vessel for a further 12 month period plus or minus 45 days, at a daily rate of $24,750 starting 24 months after delivery of the vessel to the charterer. After that period the charterer has the option to employ the vessel for a further 12 month period plus or minus 45 days, at a daily rate of $28,000 starting 36 months after delivery of the vessel to the charterer.  Options must be declared by the charterer not later than 20 months for the first option and 32 months for the second option after the delivery date to the charterer.

9 Since December 28, 2012 charterers have changed to NOL Liner (Pte) Ltd.

Summary of Selected Financial & Other Data
	For the three months ended June 30,		For the six months ended June 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Time charter revenues, net of prepaid charter revenue amortization	$12,245	$14,939	$27,381	$27,387
Voyage expenses	122	379	417	663
Vessel operating expenses	8,428	7,048	16,660	12,749
Net income / (loss)	(5,045)	2,239	(36,844)	4,107
FLEET DATA
Average number of vessels	10.0	9.0	10.1	8.0
Number of vessels	8.0	9.0	8.0	9.0
Ownership days	906	819	1,822	1,457
Available days	906	819	1,822	1,457
Operating days	838	815	1,754	1,453
Fleet utilization	92.5%	99.5%	96.3%	99.7%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$13,381	$17,778	$14,799	$18,342
Daily vessel operating expenses (2)	$9,302	$8,606	$9,144	$8,750

__________________

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

Diana Containerships Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Monday, July 29, 2013.

Investors may access the webcast by visiting the Company's website at www.dcontainerships.com, and clicking on the webcast link.  The conference call also may be accessed by telephone by dialing 1-877-407-8029 (for U.S.-based callers) or 1-201-689-8029 (for international callers), and asking the operator for the Diana Containerships Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dcontainerships.com.  A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 417254.

About the Company

Diana Containerships Inc. is a Marshall Islands corporation founded in 2010 to own and operate containerships and pursue containership acquisition opportunities. Diana Containerships Inc. intends to continue to capitalize on investment opportunities by purchasing additional containerships in the secondhand market, from other companies, shipyards and lending institutions, and may also enter into newbuilding contracts with shipyards for new containerships.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA CONTAINERSHIPS INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended June 30,		For the six months ended June 30,
	2013	2012	2013	2012
REVENUES:
Time charter revenues, net of prepaid charter revenue amortization	$12,245	$14,939	$27,381	$27,387

EXPENSES:
Voyage expenses	122	379	417	663
Vessel operating expenses	8,428	7,048	16,660	12,749
Depreciation	2,287	3,207	5,706	5,896
Management fees	-	405	305	721
General and administrative expenses	1,397	897	2,669	1,835
Impairment losses	-	-	32,626	-
Loss on vessels' sale	4,271	-	4,271	-
Foreign currency losses / (gains)	16	(32)	61	(65)
Operating income / (loss)	(4,276)	3,035	(35,334)	5,588

OTHER INCOME / (EXPENSES):
Interest and finance costs	(789)	(804)	(1,543)	(1,515)
Interest Income	20	8	33	34
Total other expenses, net	(769)	(796)	(1,510)	(1,481)

Net income / (loss)	$(5,045)	$2,239	$(36,844)	$4,107

Earnings / (loss) per common share, basic and diluted	$(0.16)	$0.10	$(1.14)	$0.18

Weighted average number of common shares, basic and diluted	32,432,806	22,964,664	32,273,274	22,947,082

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	For the three months ended June 30,		For the six months ended June 30,
	2013	2012	2013	2012

Net income / (loss)	$(5,045)	$2,239	$(36,844)	$4,107

Comprehensive income / (loss)	$(5,045)	$2,239	$(36,844)	$4,107

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	June 30, 2013	December 31, 2012
ASSETS

Cash and cash equivalents	$37,962	$31,526
Other current assets	4,243	5,386
Vessels' net book value	206,350	260,945
Other fixed assets, net	359	-
Other non-current assets	38,017	39,188
Total assets	$286,931	$337,045

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	$5,314	$6,110
Long-term debt, net of unamortized deferred financing costs	92,003	91,906
Other non-current liabilities	291	271
Total stockholders' equity	189,323	238,758
Total liabilities and stockholders' equity	$286,931	$337,045

OTHER FINANCIAL DATA

	For the three months ended June 30,		For the six months ended June 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$7,754	$8,162	$15,595	$15,315
Net Cash provided by /(used in) Investing Activities	26,226	(65)	3,754	(119,873)
Net Cash provided by / (used in) Financing Activities	(3,255)	(5,770)	(12,913)	74,199